

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Kathleen Brennan de Jesus
Senior Attorney
Edison International
2244 Walnut Grove Avenue (P.O. Box 800)
Rosemead, California 91770

> **Re: Edison International**
> **Schedule TO-I filed October 11, 2023**
> **File No. 005-41447**

Dear Kathleen Brennan de Jesus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in the offer materials.

Schedule TO-I filed October 11, 2023; Offer to Purchase

Important, page i

1. Please revise to explain what you mean by this statement: "In any case, the Company intends to replace the equity content of any repurchased securities." In addition, in an appropriate section of the Offer to Purchase, explain why the Company intends to do so.

Section 6 - Conditions to the Offers, page 13

2. We note the disclosure on page 14 of a condition that will be triggered by, "in the Company's reasonable judgment [...] any change in tax law that would materially change the tax consequences of the Offers." Please revise to clarify whether this refers to a material change to the tax consequences to the Company, securityholders, or both, and to explain what would be considered a material change to the tax consequences of the Offers.

Kathleen Brennan de Jesus
Edison International
October 20, 2023
Page 2

3.   In the seventh bullet point on page 14, briefly explain the reference to minimum or maximum price limits on prices for securities trading on a U.S. national securities exchange, or delete.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions